May 3, 2012

VIA EDGAR

Daniel L. Gordon, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                            Alexandria Real Estate Equities, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 21, 2012

File No. 1-12993

Dear Mr. Gordon:

This letter is submitted in response to your letter dated April 13, 2012, to Mr. Dean Shigenaga, Chief Financial Officer of Alexandria Real Estate Equities, Inc. (the “Company”).

For convenience of reference, the comment contained in the letter dated April 13, 2012, is reprinted below in italics followed by our response.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 46

Core Operations, page 47

Comment 1

We note the proposed disclosure in your response to comment 1 from our letter dated March 8, 2012. Please tell us how you determined that disclosure of the specific assumptions most significant to the projections was not necessary. In this regard, we note your disclosures of key assumptions related to projections in the earnings release dated February 7, 2012.

Response to Comment 1

In response to the Staff’s comment, we have further revised the illustrative disclosure (which is based upon the disclosure contained in our Form 10-K for the Year Ended December 31, 2011) that we intend to incorporate into future filings to include the specific assumptions most significant to our projection of net operating income.  In addition, we have augmented the illustrative disclosure that we intend to incorporate into future filings regarding the projections of our sources and uses of capital to provide footnotes containing more detail regarding the key assumptions.  The revised illustrative disclosures are included below and are marked to show our illustrative changes to the disclosures contained on pages 48, 69 and 70 of our Form 10-K for the Year Ended December 31, 2011:

As of December 31, 2011, we had six ground-up development projects in process aggregating approximately 818,020 rentable square feet. We also had eleven projects undergoing conversion into laboratory space through redevelopment aggregating approximately 919,857 rentable square feet.  These projects along with recently delivered projects, certain future projects, and contribution from same properties are expected to contribute significant increases in rental income, net operating income and cash flows.  Net operating income is projected to increase significantly quarter to quarter from $101.8 million for the three months ended December 31, 2011, to $111 million to $113 million for the three months ended December 31, 2012.  Operating performance assumptions related to the completion of our development and redevelopment projects, including the timing of initial occupancy, stabilization dates, and stabilization yields are included on page 38.  Other key assumptions regarding our projection are included in the table below.

Key Net Operating Income related assumptions:
Same property net operating income growth — cash basis	3% to 5%
Same property net operating income growth — GAAP basis	0% to 2%
Rental rate steps on lease renewals and re-leasing of space — cash basis	Slightly negative/positive
Rental rate steps on lease renewals and re-leasing of space — GAAP basis	Up to 5%
Straight-line rents	$6.5 million/qtr
Amortization of above and below market leases	$0.8 million/qtr

However, the completion of our development and redevelopment projects will also result in increased interest expense and other direct project costs, because these project costs will no longer qualify for capitalization and will be expensed as incurred. Our projections for general and administrative expenses, capitalization of interest, and interest expense, net, are included in the table below.

Key expense assumptions:
General and administrative expenses in comparison to prior year	Up 5% to 8%
Capitalization of interest	$54 to $60 million
Interest expense, net	$68 to $75 million

Our projections, including projection of net operating income, are subject to a number of variables and uncertainties, including those discussed under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Forward-looking statements, and Item 1A. Risk Factors, of this annual report on Form 10-K.  To the extent our full year earnings guidance is updated during the year we will provide additional disclosure supporting reasons for any significant changes to such guidance.

Sources and Uses of Capital

We expect that our principal liquidity needs for the year ended December 31, 2012, will be satisfied by the following multiple sources of capital as shown in the table below (in thousands). For the year ended December 31, 2012, we expect to have significant capital requirements, including amounts shown in the table below.  There can be no assurance that our sources and uses of capital will not be materially higher or lower than these expectations.

Sources of capital	Year Ended December 31, 2012
Net cash provided by operating activities less dividends	$89,000	(1)
Asset and land sales	112,000	(2)
Unsecured senior notes	TBD	(3)
Debt, equity, and joint venture capital	698,000	(4)
Total sources of capital	$899,000

Liquidity available under unsecured line of credit and cash and cash equivalents as of December 31, 2011	$1,209,000

Uses of capital
Development, redevelopment, and construction	$553,000	(5)
Acquisitions	–
Secured debt repayments	11,000	(6)
2012 Unsecured Bank Term Loan repayment	250,000	(6)
3.70% Unsecured Convertible Note retirement	85,000	(6)
Total uses of capital	$899,000

(1)	See table of “Key NOI Assumptions” and “Key Expense Assumptions” on page 48.
(2)

Represents an estimate of sources of capital from asset and land sales, which includes properties “held for sale” as of December 31, 2011, with an aggregate real estate net book value of approximately $14.5 million. We expect to implement a more aggressive asset disposition strategy, beyond estimated asset sales in this table, to provide capital for reinvestment into our business.

(3)	Amount and timing of issuance of unsecured notes will be subject to the debt capital market environment.
(4)

Represents an estimate of sources of capital from debt, equity, and joint ventures in order to fund our projected uses of capital. If we are successful raising capital from the issuance of unsecured senior notes, it will reduce the estimated amount of debt, equity, and joint venture capital.

(5)	See “Cost to Complete” columns in the tables related to value-added projects (page 37) and development and redevelopment projects (page 38) for additional detail underlying this estimate.
(6)	Based upon contractually scheduled payments or maturity dates.

Our expected sources and uses of capital are subject to a number of variables and uncertainties, including those discussed under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Forward-looking statements, and Item 1A. Risk Factors, of this annual report on Form 10-K.  We expect to update our forecast of sources and uses of capital on a quarterly basis.

************************

In connection with the aforementioned responses, Alexandria Real Estate Equities, Inc. acknowledges that:

•                               we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                               we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (626) 578-0777.

Very truly yours,

/s/ Dean A. Shigenaga

Dean A. Shigenaga
Chief Financial Officer

cc:                               Joel S. Marcus, Chief Executive Officer

Kenneth Kohler, Esq., Morrison & Foerster LLP

David Cormack, CPA, Ernst & Young LLP